UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gee-Ten Ventures Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
36847A108
(CUSIP Number)
Jesus Martinez 525 Seymour Street, Suite 212 Vancouver, British Columbia Canada V6B 3H7 (604) 687-0122
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 21, 2002
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), (f) or (g), check the following box ❑.

CUSIP No. 36847A108	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jesus Martinez
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, 00
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

800,476

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

800,476

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,476
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 36847A108	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to common shares, no par value, of Gee-Ten Ventures Inc., a corporation formed under the laws of the province of British Columbia, Canada (the “Issuer”), whose principal executive offices are located at 525 Seymour Street, Suite 212, Vancouver, British Columbia, Canada V6B 3H7.

Item 2.  Identity and Background.

(a)

Jesus Martinez

(b)

525 Seymour Street, Suite 212, Vancouver, British Columbia, Canada V6B 3H7

(c)

Secretary; Gee-Ten Ventures Inc., 525 Seymour Street, Suite 212, Vancouver, British Columbia, Canada V6B 3H7

(d)

Mr. Martinez has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Martinez has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such  proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Canada

Item 3.  Source and Amount of Funds or Other Consideration.

On June 21, 2002, the Issuer issued 257,500 common shares to Mr. Martinez and 146,300 common shares to Carver Management Services, Inc., a corporation in which Mr. Martinez and Paul Shatzko are the controlling shareholders (“Carver Management”), to satisfy certain debts owed by the Issuer to Mr. Martinez and Carver Management for services rendered by such persons to the Issuer.  The common shares issued to Carver Management were subsequently distributed to Mr. Martinez and Mr. Shatzko.  In order to purchase the common shares subject to incentive stock options and warrants, Mr. Martinez must pay the applicable exercise price for such securities.

Item 4.  Purpose of Transaction.

Mr. Martinez acquired certain of the common shares beneficially owned by him to satisfy certain debts owed by the Issuer to Mr. Martinez.  Certain of the common shares beneficially owned by Mr. Martinez are subject to incentive stock options that were granted to Mr. Martinez by the Issuer as a result of his position with the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)

Mr. Martinez is the beneficial owner of 800,476 common shares of the Issuer, or 6.3% of the Issuer’s outstanding common shares as of November 20, 2003, which includes (i) 100,000 common shares issuable pursuant to stock options under the Issuer’s stock option plan that are vested and fully exercisable at Cdn$0.17 per common share, which expire on February 11, 2005; (ii) warrants to purchase 132,000 common shares at a price of Cdn$0.10 per common share until February 10, 2004; and (iii) warrants to purchase 225,000 common shares at a price of Cdn$0.10 per common share until February 20, 2005.

(b)

Number of shares as to which such person has:

( i )

Sole power to vote or to direct the vote of 800,476 common shares, which includes (A) 100,000 common shares issuable pursuant to stock options under the Issuer’s stock option plan that are vested and fully exercisable at Cdn$0.17 per common share, which expire on February 11, 2005; (B) warrants to purchase 132,000 common shares at a price of Cdn$0.10 per common

CUSIP No. 36847A108	13D	Page 4 of 5 Pages

share until February 10, 2004; and (C) warrants to purchase 225,000 common shares at a price of Cdn$0.10 per common share until February 20, 2005.

(ii)

Shared power to vote or to direct the vote of 0 common shares.

(iii)

Sole power to dispose or to direct the disposition of 800,476 common shares, which includes (A) 100,000 common shares issuable pursuant to stock options under the Issuer’s stock option plan that are vested and fully exercisable at Cdn$0.17 per common share, which expire on February 11, 2005; (B) warrants to purchase 132,000 common shares at a price of Cdn$0.10 per common share until February 10, 2004; and (C) warrants to purchase 225,000 common shares at a price of Cdn$0.10 per common share until February 20, 2005.

(iv)

Shared power to dispose or to direct the disposition of 0 common shares.

(c)

Mr. Martinez did not engage in any transactions in the Issuer’s common shares during the sixty (60) days preceding the filing of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Incentive Stock Option Agreement dated as of February 11, 2003

Item 7.  Material to be Filed as Exhibits.

1.

Incentive Stock Option Agreement dated as of February 11, 2003

CUSIP No. 36847A108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 4, 2003

/s/ Jesus Martinez ______________________________ Jesus Martinez